HURLBERT PLC

September 20, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Hitek Global Inc.
Registration Statement on Form F-3 (the “Registration Statement”)

Submitted August 22, 2024

File No. 333-281723

Ladies and Gentlemen:

This letter is in response to the letter dated September 4, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hitek Global Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Registration Statement on Form F-3

Selling Shareholders, page 8

1. Please disclose whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

●	the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and
●	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

Response: The Company acknowledges the Staff’s comment and notes that no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

General

2. Given the size and nature of the resale offering relative to the outstanding shares of Class A ordinary shares held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of the Company’s Class A ordinary shares, $0.0001 par value per share, by the selling stockholders as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i).

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. The Company will not receive any proceeds from the resale of the securities registered pursuant to the Registration Statement; all such proceeds will be received by the selling stockholders. However, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The Company respectfully submits that, upon a proper evaluation of the totality of the factors and circumstances articulated in CDI 612.09, the proposed offering is a valid secondary offering as to which the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company, and consequently all of the securities may be registered under Rule 415(a)(1)(i).

As indicated in the Registration Statement, the Company will not receive any proceeds from the resale of securities pursuant to the Registration Statement. Instead, the selling stockholders will receive all proceeds received from any resales by them. As CDI 612.09 indicates, the question is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

●	how long the selling shareholders have held the securities;
●	the circumstances under which they received them;
●	their relationship to the issuer;
●	the amount of shares involved;
●	whether the sellers are in the business of underwriting securities; and
●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and, therefore, the registration of all of such securities is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the securities relates to a valid secondary offering, and the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the securities covered by the Registration Statement.

1.	The Period for which the Selling Stockholders have Held the Securities

As of July 29, 2024, the Company closed a private placement (the “Private Placement”) of (a) 14,907,000 Class A ordinary shares, $0.0001 par value per share (the “Placement Shares”), and (b) warrants (the “Warrants”) to purchase up to an aggregate of 14,907,000 Class A ordinary shares (the “Warrant Shares”) pursuant to a Securities Purchase Agreement, dated July 29, 2024, by and between the Company and the eight purchasers named therein (the “Securities Purchase Agreement”). As used herein, the Placement Shares and the Warrant Shares are collectively referred to as the “Shares.” The Warrants are exercisable immediately upon issuance with a term of two years at an exercise price of $0.55 per share. While such exercise price will be adjusted for stock splits, the Warrants do not contain any provision that would otherwise adjust the exercise price during the term of the Warrants. The Warrants also contain a cashless exercise provision. The Company issued the Placement Shares at a price of $0.55 per share and the Warrants for nominal consideration. In connection with the Private Placement, the Company warranted that it would use its best efforts to promptly register the resale of the Placement Shares and the Warrant Shares.

The 29,814,000 Shares being registered pursuant to the Registration Statement consist of the (i) 14,907,000 Placement Shares and (ii) 14,907,000 Warrant Shares issued in the Private Placement. The Private Placement was completed and the Placement Shares and the Warrants were issued as of July 29, 2024 pursuant to binding obligations arising out of the Securities Purchase Agreement.

Presumably, the longer the time securities are held, the less likely it is that selling shareholders are acting as a mere conduit for the Company. Here, the selling shareholders have held their securities for approximately two months as of the date of this letter, and for the reasons discussed below, the selling shareholders will likely be required to continue to hold their securities for a significant additional length of time. This holding period is longer than the holding period required by the staff for valid “PIPE” transactions.

The Staff’s “PIPEs” interpretation is set forth in Question 116.9 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling stockholders here should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing and is required to be declared effective shortly thereafter. In addition, in this case, the selling stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. The Securities Purchase Agreement entered into between the selling stockholders and the Company on July 29, 2024 required the Company to use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable.

Further, as discussed in more detail below, the selling stockholders made their investment decision to purchase the Placement Shares and the Warrants fully understanding that there would be only limited trading activity in the Company’s Class A ordinary shares. It is clear that the Company and the selling stockholders effectuated the private placement because of the Company’s need for cash, and in so doing, (a) enhanced the Company’s cash position and cash flow in the near term, (b) preserved the Company’s operations, and (c) allowed the Company to pursue potential acquisitions. The context of the Company’s financing needs, and the relative illiquidity of the market for the Company’s Class A ordinary shares, support the conclusion that the selling stockholders participated in the financing as part of their respective long-term commitments to help preserve and grow the Company, and not for the purpose of distributing securities on behalf of the Company.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling stockholders and that will ultimately elapse prior to the Shares first becoming saleable in the public market, and the fact that the selling stockholders were aware at the July 29, 2024 closing that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s Class A ordinary shares, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

2. The Circumstances under which the Selling Stockholders Received the Shares

All of the Placement Shares and Warrants issued to the selling stockholders were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Regulation S promulgated under the Securities Act. That being said, the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder could also apply. Accordingly, the securities held by the selling stockholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder was acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and that such selling stockholder does not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling stockholder has any plan to act in concert to effect a distribution of its securities. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement were declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling stockholders have taken any actions to condition or prime the market for the potential resale of the shares. To do so would result in a breach of the Purchase Agreement by the respective selling stockholders.

The Company understands that the Commission has become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past.

Additionally, the selling stockholders obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arms’-length, after a process involving months of rigorous review and evaluation by the Company prior to entry into the Securities Purchase Agreement.

The Private Placement is an investment transaction that has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The selling stockholders purchased the securities in question, and there is no agreement or arrangement regarding the price at which they will resell the Shares to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of the Shares. The structure of the transaction is consistent with its investment character.

The existence of the registration requirements does not alter the conclusion that the transaction was more like a traditional investment than an underwriting; nor does the registration of the Shares mean that all or any particular amount of the Shares will be sold in the near term or at any other particular time. The Company notes that there are many reasons why investors prefer the Shares to be registered other than to effect an immediate sale, including, but not limited to the fact that not registering the Shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company.

None of the selling stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling stockholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement. Nor are the selling stockholders acting as a group with respect to their holdings; decisions on whether and when to resell any of their respective holdings of shares being registered will be made by each of the eight selling stockholders. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of shares under the Registration Statement. Instead, the selling stockholders will receive all proceeds received from resale of the shares.

3. The Selling Stockholders’ Relationships to the Issuer

Despite the significant beneficial ownership interests in the Company held by the selling stockholders when considered in the aggregate, the Company respectfully advises the Staff that the selling stockholders (whether considered individually or in the aggregate) do not constitute an “alter ego” of the Company and do not act as a conduit for the Company. An analysis of the pre- and post-transaction relationships indicate that the selling stockholders acquired the Placement Shares and the Warrants in the Private Placement on an arms’-length basis for investment purposes as principals, not as agents, while holding a long-term investment view of the Company and its business and absorbing the market risk for all securities purchased.

Pre-Transaction Relationships. Prior to the closing of the Private Placement, none of the selling stockholders owned any shares of the Company’s Class A ordinary shares.

Post-Transaction Relationships. The post-closing interests of the selling stockholders are limited to their respective interests in the Placement Shares and the Warrants (and Warrant Shares upon exercise of the Warrants) which they purchased in the Private Placement. The selling stockholders purchased the Placement Shares and the Warrants as principals and not as agents of the Company, undertaking full market risk with respect to their respective investments. The Placement Shares and the Warrants were purchased by the selling stockholders with a long-term investment view of the Company’s position within its industry, and of the potential benefits that may arise in connection with the Company’s business. The selling stockholders are responsible for paying any broker-dealer selling fees or underwriting discounts or commissions directly to any broker-dealers any of them may engage to assist in selling the Shares, as applicable. The selling stockholders will retain all proceeds from any sales of Shares pursuant to the Registration Statement, and the Company will not obtain any direct or indirect benefit from any amounts received from any such sales.

4. The Amount of Shares to be Sold by the Selling Stockholders

As of September 20, 2024, the Company had 21,107,364 Class A ordinary shares outstanding (including the 14,907,000 Class A ordinary shares issued to the selling shareholders as of July 29, 2024). Of such shares, the Company believes approximately 5,769,364 shares are held by non-affiliates of the Company.

Although the Registration Statement seeks to register on behalf of selling stockholders, the totality of the facts and circumstances in this case demonstrates that the Registration Statement relates to a valid secondary offering and the registration of the shares thereunder should be permitted under Rule 415(a)(1)(i).

Furthermore, as discussed in more detail below, we note that the trading of the Company’s Class A stock is exceedingly limited. The limited volume will effectively limit the number of shares that the selling stockholders will be able to sell pursuant to the Registration Statement.

We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415 (a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

We note in that regard that the shares covered by the Registration Statement are held not by one large holder but by eight separate security holders.

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares the Company seeks to register for resale exceeds the number of shares of Class A ordinary shares currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to (i) the Company; (ii) the selling stockholders’ assumption of market risk and history of conduct and disclosures supporting a long-term investment interest in the Company; and (iii) the Shares covered by the Registration Statement, including as to their lack of toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

In addition, notwithstanding the large number of shares of Class A ordinary shares represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling stockholders are not engaged in the business of underwriting securities and that the selling stockholders acquired the securities in the ordinary course of their respective businesses, consistent with their respective investment approaches. The Company further understands that the selling stockholders have not entered into, nor are they otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling stockholders each represented to the Company that they did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the selling stockholders will sell the Shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the selling stockholders and their respective nominees, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

5. The Selling Stockholders are not in the Business of Underwriting Securities

The Company has been advised by the selling stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities. In fact, several of the selling stockholders have a long history of investing in companies and maintaining an ownership interest in the companies with which they engage in those transactions.

As noted above, each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder is acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is not aware of any evidence that would indicate that these specific representations were false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling stockholder has represented that such selling stockholder has purchased the Placement Shares and the Warrants in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and they do not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. (italics supplied). Further, the actual issuance of the Shares covered by the Registration Statement was not conditioned upon the prior effectiveness of the Registration Statement or otherwise upon the selling stockholders’ respective ability to resell any of the Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present here.

6. Under all of the Circumstances, the Selling Stockholders are Not Acting as a Conduit for the Company

Per the Nasdaq website, as of the July 29, 2024 closing date of the Private Placement, the three-month average daily trading volume of the Company’s Class A ordinary shares was approximately 145,812 shares. In addition, according to the Nasdaq website, the three-month average daily trading volume of the Company’s Class A ordinary shares as of September 17, 2024 was approximately 43,018 shares. Given these facts, the selling stockholders do not and could not expect to have the ability to quickly exit their respective positions, even if they desired to do so. We respectfully submit that the selling stockholders’ ability to attempt a distribution of their securities would be severely limited because the market simply could not absorb that amount of Class A ordinary shares, even if registered. For example, if the selling stockholders were to attempt to liquidate their positions in the Placement Shares in the open market, and assuming that no other person sold a single Company’s Class A ordinary share, it would take the selling stockholders approximately:

●	346 trading days to do so at the 3 month average trading volume as of September 17, 2024; and
●	102 trading days to do so at the 3 month average trading volume as of the closing of the Private Placement.

Assuming all the selling shareholders exercised the Warrants in full for cash and that no other person sold a single Company’s Class A ordinary share, if the selling stockholders were to attempt to liquidate their positions in the Shares in the open market, it would take the selling stockholders approximately:

●	693 trading days to do so at the 3 month average trading volume as of September 17, 2024; and
●	204 trading days to do so at the 3 month average trading volume as of the closing of the Private Placement.

In this situation, the concept that the selling stockholders have “freely tradable” securities is more theoretical than real. For all practical purposes, the selling stockholders are largely locked in to their investments, regardless of whether the securities are registered.

The selling stockholders are investors in the Company and have agreed to incur the economic risk of their investments. The fact that the average daily trading volume of the Company’s Class A ordinary shares is currently extremely limited supports a conclusion that the selling stockholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of their purchase of securities from the Company. In contrast to the selling stockholders above, an underwriter typically desires to sell securities before it even acquires them to eliminate market risk, among other reasons. Finally, the Shares in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the selling stockholders are acting as a conduit for the Company. In that regard, the Company believes that the selling stockholders have made individual investment decisions to purchase the securities in the Private Placement. The Company is not aware of any evidence that would suggest that any of the selling stockholders are acting, individually or together, to effect a distribution of the Shares.

For the reasons set forth above, the Company respectfully submits to the Staff that the that the proposed resale of shares by the selling stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com.

Very truly yours,

Haneberg Hurlbert PLC

By:	/s/ Bradley A. Haneberg
Partner